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                                                               EXHIBIT (a)(13)

FOR IMMEDIATE RELEASE
---------------------

February 3, 1999

Contact:

Ira B. Morgenstern
Holmes Products Corp.
Senior Vice President - Finance
508/634-8050

                      HOLMES PRODUCTS CORP. COMPLETES CASH
                  TENDER OFFER FOR SHARES OF THE RIVAL COMPANY

     Milford, Massachusetts - February 3, 1999 - Holmes Products Corp. ("Holmes") announced today that its wholly owned subsidiary, Moriarty Acquisition Corp., had completed its cash tender offer for all outstanding shares of Common Stock of The Rival Company (NASDAQ: RIVL)("Rival") at a price of $13.75 per share, net to the seller in cash.

     Holmes stated that, based on a preliminary count, a total of approximately 9,142,838 shares of Rival's Common Stock (including approximately 12,529 shares subject to guarantees of delivery or receipt of additional documentation) had been properly tendered pursuant to the offer, which expired at 5:30 p.m., New York City time, today, and that all such tendered shares had been accepted for purchase in accordance with the terms and conditions of the offer.

     The shares tendered constitute approximately 98.4% of Rival's currently outstanding Common Stock (including shares subject to guarantees of delivery or receipt of additional documentation).

     As previously announced, any shares of Rival's Common Stock not tendered and purchased pursuant to the offer will be acquired in a subsequent merger transaction at the same $13.75 per share cash price. It is anticipated that the merger and the transactions to finance the purchase of the tendered shares will be consummated on Friday, February 5, 1999, pursuant to the short-form merger provisions of Delaware law, without the vote of the holders of the remaining shares of Rival's Common Stock.


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     Holmes is a leading developer, manufacturer and marketer of quality branded home comfort products, including fans, heaters, humidifiers and air purifiers.
In addition, Holmes markets and distributes a variety of decorative and home office lighting products, as well as various replacement filters and accessories for its products.

     Rival is a leading designer, manufacturer and marketer of a variety of products including small kitchen and personal care appliances such as Crock-Pot(R) slow cookers, can openers and massagers; products for the home environment including space heaters, air purifiers, showerheads, utility pumps, humidifiers and fans; and building supply and industrial products such as household ventilation, door chimes, ceiling fans and industrial fans.

     Some of the statements in this press release may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking information is inherently subject to risks and uncertainties, which include, but are not limited to, the successful and timely completion of this transaction, the effective integration of Rival into Holmes and the overall economic, market, and industry conditions, as well as the risks described from time to time in reports filed by Holmes and Rival with the Securities and Exchange Commission, including their most recently filed Form 10-K, Form 10-Q and Form 8-K reports. Should any such risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results or outcomes may vary materially from those anticipated.


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